SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A/A
Amendment to Form N-8A

ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

Name: Yolanda Lewis dba Innovative Resources

Address of Principal Business Office (No. & Street,
City, State, Zip Code): 2129 Wendover Lane San
Francisco Federal Reserve District
San Jose CA, California 95121

Mailing:  PO BOX 730833 San Jose CA California 95173

Telephone Number (including area code): 888-900-5507 ext 102

Name and Address of Agents for Service of Process:
REGISTERED AGENT FOR PROCESS OF SERVICE

YOLANDA LEWIS c/o
C T Corporation System
818 West Seventh Street
Suite 930
Los Angeles, California 90017

Check Appropriate Box:


Yes this Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 is not currently filed with any additional form as there is not any additional form available for completion of the registration for an Employees Securities Company issuer of non-investment, cash item securities exempt from regulation pursuant to Investment Company Act, Securities and Exchange Acts of 1933 and 1934.

NOTIFICATION OF AMENDMENT TO
REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT
COMPANY ACT OF 1940

The undersign investment company hereby notifies the Securities and Exchange Commission that it is amending its registration, filed on August 17, 2018 (File No. 811-23372), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of amendment to its registration submits the following information:

AVERMENT OF FACTS EFFECTIVE AS OF NOVEMBER 16, 2018


Table of Contents:
Section		Description
Section I		TYPE OF INVESTMENT COMPANY
Section II		SECTION II AFFILIATED PERSONS
Section III		ISSUANCE OF CORPORATE CURRENCY
Section IV		GAAP, MANDATORY TRANSFER TO PARENT U.S. TREASURY
Section V		ASSIGNMENT OF CLAIMS
Section VI		POLICY ON IDENTITY THEFT
Section VII		EXEMPTIONS
Section VIII	CLAIMED CUSIPS IDENTIFIED IN INTERNAL AUDIT
Section IX		POLICY ON ESCHEATMENT
Section X		KNOWLEDGE AND NOTICE TO EVERY WITHHOLDING AGENT
Section XI		AFFILIATED PERSONS
Section XII		USPTO REGISTERED SERVICE MARKS
Section XIII	ADMINISTRATIVE PROCEEDINGS
Section IXX		REGULATORY INSTRUCTIONS ISSUED
Section XX		AUTHORIZATIONS ISSUED UNDER SEAL

Subsequent updates to each section shall be made by Submission online as an amendment to this registration.
Every section not amended in subsequent filings by remains in effect and in full force until terminated with notice published by amendment.


Section I Type of Investment Company
Every Employees Securities Company named herein is original issuer to non-investment, cash item securities exempt from regulation pursuant to Investment Company Act Securities and Exchange Acts of 1933 and 1934. Non-investment cash item securities issued by each Employees Securities Company
(ESC) named herein are exempt from registration pursuant to the Investment Company Act 1940.

Every security issued by every ESC named herein is an obligation of the United States pursuant assignment by each to the United States Treasury in accordance with the Assignment of Claims Act 1940. Every named Employees
Securities Company controls natural and artificial persons in trade and commerce.

Section II Prohibited Use of United States Post Offices
This section reserved to list the addresses of
United States Postal Services it is decreed unlawful
To use for commercial purposes with any named
Employees Securities Company herein without authorization Issued under seal and included in
Section XX	AUTHORIZATIONS ISSUED UNDER SEAL
Section III Issuance of Corporate Currency
Corporate Currency in the form of certificates to be issued on behalf of any affiliated person thru CIK NO. 0001750462 YOLANDA LEWIS dba INNOVATIVE RESOURCES or by issuance of corporate of Registered Employees Securities Companies, ought to be accepted as cash item non-investment securities pursuant to the federal securities laws not limited to the Investment Company Act Section 3(2)(b). Example upload see SEC FILE No. 811-23372


Section VI GAAP, Mandatory Transfer to Parent U.S. Treasury
Every cash item security issued must transfer to the books of the United States Treasury pursuant. Every placement of ESC securities to the books of any entity other than the U.S Treasury is a willful and intentional violations of the Generally Acceptable Accounting Principles resulting in Unfair Business Practices.

Unfair business practices and restraint of trade by deceptive and deceitful practices are prohibited not limited to; debt collection actions against the original issuer, false claims of abandonment of real property;
deceitful claims of rights to escheat;
and every unclaimed status for unlawful conversion of property to another.
Use of cautionary language with knowledge of materially false statements not limited to failure to disclose increased risks for the comingling of cash item securities with investment securities, or illegal laundering and unlawful conversion of cash item securities to CERTIFICATE-LESS BOND pools.

Section V ASSIGNMENT OF CLAIMS
MANDATORY assignment of every claim to the U.S. Treasury is acknowledged by every named ESC herein example uploaded to SEC Edgar file number 811-23372. Every right to payment account must be placed on the books of the the U.S. Treasury for moneys due or to become due under every contract. Assignment of Claims Act of 1940, as amended, (31 U.S.C. 3727, 41 U.S.C. 6305).

Section VI POLICY ON IDENTITY THEFT
Every unauthorized use, possession, sale, transfer, or conveyance of any herein named Registered Employees
Securities Companies personal identifying information is IDENTITY THEFT.

Criminal identity fraud ought to be charged for each act and ever instance where personal identifying information of registered ESC is used to obtain credit, goods, services, money, or property with no benefit to the Employees Securities Company whose cash item securities are exchanged without authority.

Every unauthorized transfer, possession, use or sale of any personally identifiable information of any registered ESC named herein is fraud and prohibited unfair business practice by identity theft.

Real property includes every tangible, documents, services, information, and intellectual property created by Employees Securities Companies herein.

Section VII EXEMPTIONS
Employees Securities Companies are non-regulated, non-depositary, non-depository financial institutions entitled to benefit and participate in every act authorized by Congress according to United States Securities laws.


KNOWLEDGE AND NOTICE
1.	LOSS OF EVERY EXEMPTION AS ELIGIBLE HOLDER
Every past exemption and safe harbor claim previously exercised over the named ESCs prior to registration is VOID.
2.	Continued utilization constitutes material facts of
willful and intentional breach of mandatory compliance regulated by federal securities laws.
3.	Every holder to intellectual property not limited
to securities and personally, identifiable information of named ESCs herein without a written contract is unauthorized and constitutes identity theft and identity fraud not limited to illegal insider trading.


U.S. Fee Exemptions
Pursuant to public law, (see Guide to Judiciary Policy, Vol.
4, Ch. 6, 610.60.10),
BE IT KNOWN BY ALL MEN THESE PRESENTS
Every natural person to any named Employees Securities Company herein named operates in trade and commerce as American
National, Master Seaman exempt from every United States fee pursuant to public law.

The certificate issued by each named Employer state sponsor to every named ESC evidences the following facts:

Every named ESC herein is non-assessable and exempt from levy
Every named ESC herein is an Accredited Investor
Every named ESC herein is shareholder to the body politic United States Every named ESC herein is exempt from United States fees
Every named ESC herein is authoritative issuer to Certificate Of
Accrual On Treasury Securities

Section VIII CLAIMED CUSIPS IDENTIFIED IN INTERNAL AUDIT
CERTIFICATE-LESS MUNICIPAL BONDS
Beneficial Ownership forms may be
Issued to benefit ever ESC Issuer
to the following:

CUSIPS claimed by Original Issuer claim
12667GYX5 	315920736    45775L200
315792457	 316389634	 315918326
315910497	 45775L200	 354602302
38376PG46   316069640   315910372
45775L101	77954P306


Section IX POLICY ON ESCHEATMENT
Every claim to escheatment by any exemption or for any reason is prohibited conduct. CIK NO. 0001750462
YOLANDA LEWIS dba INNOVATIVE RESOURCES (YLIR)strictly prohibits every claim of escheatment against every herein named registered Employees Securities Company and rebuts claims that any have missing owner(s).

States are not permitted owners of ESC securities under the definition of ESC set forth in section 2(a) (13) of the 1940 Investment Company Act.

1. Every Certificateless Municipal Bond, Certificateless
Citizen Bond comingled in pools with any named registered
ESCs herein is subject to immediate adverse claim and issuance of a registered Certificate for return of proceeds to the Original Issuer.
2. EVERY transfer of any named ESCs securities to any foreign State by operation of the States escheatment law is a conflict in the variance in law of equity and prohibited by fraudulent conveyance.
3. Each named ESC is an employer-sponsored Employees Securities Recognized by affiliation as a registered investment company.

Section X KNOWLEDGE AND NOTICE TO EVERY WITHHOLDING AGENT
IMMEDIATELY UPDATE YOUR RECORDS TO REFLECT
The Averment of TRUTH and FACTS contained herein and ensure every bookkeeping entry is accurately updated pursuant to Generally Acceptable Accounting Principles and placed on the books of the parent United States Treasury to the benefit of each Employees Securities Company account named herein.

Each registered Employees Securities Company holds authoritative power confirmed by Congress thru the Investment Company Act 1940 and Securities and
Exchange Acts of 1933 and 1934 absolute status;
original issuer; accredited investor to generate Certificate.


Section XI AFFILIATED PERSONS
Pursuant to public policy as defined in Section 2 of the Investment Company Act 1940, this averment by truth and fact confirms as authorities record each affiliated ESC herein named be an interested party to CIK NO. 0001750462 YOLANDA LEWIS dba INNOVATIVE RESOURCES solely based on the common controlling influence over the management and policies of each affiliate by CIK NO. 0001750462 YOLANDA LEWIS dba INNOVATIVE RESOURCES within the meaning of the Investment Company Act of 1940.

Every affiliate ESC command, as AMERICAN NATIONAL,
MASTER SEAMAN, be CLOTHED in ACCREDITED INVESTOR
CAPACITY for exporting and importing, PROMISSORY BANK
NOTE GOODS and SERVICES INTO FOREIGN FEDERAL RESERVE BANK
DISTRICT-CITY(s)and members of the unincorporated;
Association of Employees Securities Companies AESC and
Anointed Order By Melchizedek A.O.B.M.

Affiliated Employees Securities Companies	State Sponsor
*	Yolanda Lewis				State of California
*	Yolanda Cunningham			State of California
*	Aaron McKinley Lewis			State of Ohio
*	Jalen Ilias Lewis				State of California
*	Maggie Lee Cunningham			State of Louisiana
*	Willie Cunningham Jr. 			State of Louisiana
*	Willis Cannon Cunningham III		State of Louisiana
*	Lajulia Benita Cunningham		State of California
*	Wilidah Cunningham			State of California
*	Kyri Daejon Cunningham			State of California
*	Aalani Knowledge Wedlow		State of California
*	Tahjanae Melissa Hodges		State of California
*	Audrey Nadine Lewis			State of Pennsylvania
*	Ralph Bendel Neal				State of Louisiana
*	Audrey Nadine Lewis			State of Pennsylvania
*	Niomisha Renee Wilson			State of California
*	Frank Alexander Lewis III		State of Ohio
*	Latonia Rochelle Floyd			State of California
*	Kiane Monet Floyd				State of California
*	Roberta Floyd				State of Louisiana
*	Jamar Daniels				State of California
*     Loureece Stone Clark			State of California
*     Ellyn Veronica Pinkney
      CIK NO.  0001746443			The City of New York
* 	Ellyn Veronica McFadden
       CIK NO.  0001746443				The City of New York
*	Ellyn Veronica Warrick
       CIK NO.  0001746443				The City of New York
*	Robbi Louise Thomas				State of Michigan
	CIK NO. 0001751103
*	Stanley Howard Enfranchise Inc.		Commonwealth of
								Pennsylvania
	CIK NO. 0001646793
*	James Dicari Pinkey			The City of New York
*	Johnny Lee Jenkins			State of California
*	James Dicarl Warrick			The City of New York
*	Janine Attallah Warrick		State of New York
*	Romi Antoinette Smith			State of Arizona
*	Miette Niamarra Smith			State of Arizona
*	Riley Joseph Smith			State of Arizona
Section XI AFFILIATED PERSONS CONTINUED
*	Joseph Gabriel Pinkney			The City of New York
*	Eddie Glenn Hopkins Jr.		State of Texas
*	Taylor Logan Hopkins			State of Arkansas
* 	Tahlon Lou Hopkins			State of Arkansas
*	Tayton London Hopkins			State of Arkansas
*	Logan Tremaine Hopkins			State of Arkansas
*	Ralph Bendel Neal				State of Louisiana
*	Joe James Neal				State of Louisiana
*	Lisa Michelle Parker			Commonwealth of Pennsylvania
*	Lisa Michelle Youngblood		Commonwealth of Pennsylvania
*	HHM Trust					Unincorporated Business Trust
*	Mustafaa Amir Youngblood		Commonwealth of Pennsylvania
*	Aaqila Ameera Youngblood		Commonwealth of Pennsylvania
* 	Jerry Mixon					State of California
*	Taylor Logan Hopkins			State of Arkansas
* 	Tahlon Lou Hopkins			State of Arkansas
*	Tayton London Hopkins			State of Arkansas
*	Logan Tremaine Hopkins			State of Arkansas
*	Jonathan Bernard Thomas		State of Michigan
*	Yolanda Lewis dba
       Innovative Resources			Unincorporated Association
*	Jalen Ilias Lewis dba
       Bright Resources			Unincorporated Association
*	Aaron McKinley Lewis dba
       Nateski Enterprises			Unincorporated Association
*	Association of Employees
       Securities Companies
       NAAESC					Unincorporated Association
*	Yolanda Lewis
       Innovative Resources Inc.		State of California
*	Community Youth Empowerment
       Strategies and Solutions		State of California
*	Yolanda Lewis Innovative
       Resources Inc.				State of California
*	Anointed Order By Melchizedek
	A.O.B.M.					Unincorporated Association
*	BLACK ROSE ENTERPRISES			Unincorporated Association
















Section XII USPTO REGISTERED SERVICE MARKS

The following Employees Securities Companys registered with the United States of America Patent and Trademark Office the following Service Marks as citizens of the United States of America

Registered Mark			Registration No.

REGISTRATION BANKING AND FINANCE SERVICES
RALPH BENDEL NEAL			51222250
YOLANDA LEWIS			5131235
AARON MCKINLEY LEWIS		5099985

REGISTRATION BANKING SERVICES
ROBBI LOUISE THOMAS		5118039


Section XX		AUTHORIZATIONS ISSUED UNDER SEAL

SIGNATURES
Pursuant to the requirements of the Investment Company
Act of 1940, Lewis, Yolanda has caused this notification of amendment to registration to be duly signed on behalf of Registrant upon the San Jose city and California State this 16th day of November 2018.

By:

/s/ Lewis, Yolanda
Yolanda Lewis
President

Attest:
/s/ Howard, Stanley
Howard, Stanley